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                            April 2, 2021

       Eli Spiro
       Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: CleanTech
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 8,
2021
                                                            CIK No. 0001849820

       Dear Mr. Spiro:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 8, 2021

       Cover Page

   1.                                                   We refer to footnote
(2) to your underwriting compensation table where you state that "the underwriters will
receive compensation in addition to the underwriting discount." Please revise to quantify
"compensation" and to include the deferred compensation to the underwriters. In this
regard, we note your disclosure on page 15 that you will pay Chardan
                                                        Capital Markets, LLC a
marketing fee for services upon the consummation of your initial business combination in
an amount equal to, in the aggregate, 3.5% of the gross proceeds of this offering,
including any proceeds from the full or partial exercise of the over-
                                                        allotment option. Also
note, if true, that this deferred compensation will be placed in a trust account.
 Eli Spiro
CleanTech Acquisition Corp.
April 2, 2021
Page 2
Prospectus Summary
The Offering, page 10

2. You state on page 17 that your initial stockholders have agreed to vote their founder shares and any public shares in favor of any proposed business combination. Please disclose how many public shares you would need to be voted in favor of a proposed business combination assuming all outstanding shares are voted and the overallotment option is not exercised. In this regard, we note your disclosure on page 32 that upon closing of the offering, your initial stockholders and co-sponsors will own 20% of your issued and outstanding shares of common stock. Further, you disclose on page 65 that if you seek stockholder approval of a proposed transaction, you would need only 937,001
         (5.1%) of your public shares to be voted in favor of the transaction in order to have such transaction approved (assuming that only a quorum was present at the meeting, that the over-allotment option is not exercised and that the initial stockholders do not purchase any units in this offering or units or shares in the after-market). Please revise the disclosure in the prospectus summary to include this information.
Risk Factors
Our amended and restated certificate of incorporation designates the Court of Chancery of the
State of Delaware..., page 41

3. We note that your forum selection provision identifies a state court located within the
         State of Delaware as the exclusive forum for certain litigation,
including any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Management
Conflicts of Interest, page 80

4. On page 81, you state that each of LifeSci Acquisition Corp., Chardan Healthcare
       Acquisition 2 Corp. and 10X Capital Venture Acquisition Corp. is a special purpose acquisition company that is seeking a target for a business combination. In order to clearly
FirstName LastNameEli Spiro
       illustrate the past and present overlapping SPAC activity of your management, discuss the
Comapany    NameCleanTech
       current                 Acquisition
                status, proceeds            Corp.
                                 raised or to be raised, acquisition focus and
duration of each of
April 2,these
          2021SPAC
               Page 2entities.
FirstName LastName
 Eli Spiro
FirstName
CleanTech LastNameEli    Spiro
            Acquisition Corp.
Comapany
April       NameCleanTech Acquisition Corp.
       2, 2021
April 32, 2021 Page 3
Page
FirstName LastName
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

5.       Management   s Discussion and Analysis discloses that there are
factors that raise
         substantial doubt about your ability to continue as a going concern. In this regard, we note your financial statement footnote disclosure that you determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements. Please describe the agreement that obligates your Sponsors and clarify whether the terms of such arrangements are considered arms-length terms. If there is substantial doubt about your ability to continue as a going concern please ensure that your disclosures comply with ASC 205-40. Please advise.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Giovanni Caruso, Esq.